Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Flower Turbines, Inc.
240 Central Ave., # 1J
Lawrence, NY 11559
http://www.flowerturbines.com

Up to $920,340.00 in Common Stock at $30.00
Minimum Target Amount: $9,990.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Flower Turbines, Inc.
Address: 240 Central Ave., # 1J, Lawrence, NY 11559
State of Incorporation: DE
Date Incorporated: September 25, 2013

Terms:

Equity

Offering Minimum: $9,990.00 | 333 shares of Common Stock
Offering Maximum: $920,340.00 | 30,678 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $30.00
Minimum Investment Amount (per investor): $300.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<p align="center"><u>Investments Incentives & Perks*</u></p>

Time-based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount based:

Investor Webinars

$2,500+

Invest $2,500+ and receive access to our quarterly investor webinars where we will discuss current and future initiatives for Flower Turbines.

Factory Tour

$5,000+

Invest $5,000+ and you will be put in a drawing for round-trip tickets for two to the Netherlands, where you will have the opportunity to tour our office and factory partners. Economy tickets during non-peak season.

All bonuses and perks occur after the offering is completed. Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus information below.

The 10% Bonus for StartEngine Shareholders

Flower Turbines, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $30.00 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $3,000.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are either cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Flower Turbines make small vertical axis wind turbines with improved aerodynamic efficiency, low noise, and beauty. As a company, our goal is to make these sleek, innovative, and efficient small wind turbines the foundation of a large global

renewable energy company. As a company, we are currently extending our expertise into the electric mobility vertical by making charging stations for electric bikes and scooters. Some of the charging stations are off-grid and incorporate wind energy as a source. We also offer off-grid solar chargers for bicycles and phones and on-grid bicycle chargers. The company is now manufacturing the latest versions of all products. The company aims to use its technologies to become a global energy player with a market as hopefully large as what solar now enjoys.

Flower Turbines has been in existence since 2013, originally founded as an LLC in New York and most recently converted to Flower Turbines, Inc., a Delaware corporation. In 2019 Flower Turbines LLC completed a Regulation Crowdfunding campaign on StartEngine. In December 2019, Flower Turbines LLC became Flower Turbines, Inc., a Delaware Corporation. The business entities are the same and all business-related materials transferred from the LLC to the new corporation. Flower Turbines, Inc. operates a subsidiary Flower Turbines BV in the Netherlands which is a 96% owned subsidiary of Flower Turbines Inc. and it addresses the EU market, which is currently more advanced. Today, we are providing an opportunity to invest in Flower Turbines, Inc., the head company.

Competitors and Industry

There are hundreds of small wind manufacturers, but we can narrow it down our competitors as follows:

Flower Turbines are in the category of drag vertical axis turbines, of which there are few. The other types are lift (noisy and can kill birds) and helical (least efficient).

Within the drag group, Flower Turbines stand out as the only ones with patent-granted and pending higher efficiency designs while remaining very low in noise, a patented cluster effect that allows greater density (and enables only Flower Turbines to make farms of small turbines, a change in the market), bird friendliness, and a copyrighted design.

The small wind industry has failed to materialize as a large industry like solar due to previous limitations without our technology.

Current Stage and Roadmap

Currently, the company has completed several rounds of prototyping and is now manufacturing commercial versions of its product lines in several sizes, including one that accompanies an off grid electric bicycle charging station.

The Netherlands subsidiary is already making sales and won a tender; the US head company has 25 pre-orders.

As we look to the future, the next concentration is to refine the manufacturing supply chain and enter the US market, concentrating on regions such as Northeast Coast, California, and Alaska with good wind and high electricity prices. The company is working on representatives in other important markets such as China and Australia.

The Team

Officers and Directors

Name: Mark Daniel Farb

Mark Daniel Farb's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 23, 2013 - Present
  Responsibilities: Direct all company business and personnel and manage intellectual property strategy. Mr. Farb's main role includes management tasks, fundraising, intellectual property, supervising sales, engineering, and manufacturing. Mr. Farb's salary is $10,000 per month and has deferred additional equity compensation until the Company is more established.

Other business experience in the past three years:

- **Employer:** Leviathan Energy
  Title: CEO
  Dates of Service: June 01, 2006 - Present
  Responsibilities: Oversees corporate decisions. Leviathan Energy has been put on hold while Mr. Farb grows Flower Turbines. Mr. Farb does not work on Leviathan Energy during a work week.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Flower Turbines is a good

idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns around 30 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Daniel Farb	750,000	Common Stock	86.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 30,678 of Common Stock.

Common Stock

The amount of security authorized is 2,500,000 with a total of 867,259 outstanding.

Voting Rights

The holders of shares Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Notwithstanding the foregoing, holders of common stock issued in this offering will be providing a voting proxy to our CEO as detailed in this offering.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $1,069,783.77
Number of Securities Sold: 107,261
Use of proceeds: Molds and production.
Date: December 02, 2019
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018 had greater expenses as we added personnel and established a subsidiary in Europe.

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2019 was a successful year for the Company in terms of market preparation as we prepared for manufacturing and obtained contracts that will be fulfilled and mostly paid in 2020. 2019 saw first revenue in Europe for a full system and first reservations for the turbines in the US. We expect sales to continue in 2020.

Cost of sales

Not relevant in 2017 and 2018 as still in pre-revenue phase.

Gross margins

Not relevant in 2017 and 2018 as still in pre-revenue phase.

In 2019, the cost of goods is approximately equal to the sales price. Also in early 2020. As volume increases in 2020, later in the year we expect cost of sales to decrease.

Expenses

We expect 2019 expenses to be approximately $600,000, and over $1,000,000 in 2020 as we enter the market aggressively. This is due to personnel, engineering, tooling for manufacturing.

Historical results and cash flows:

Past results show expenses compensated by investment, which is typical for a startup company. We expect in 2020 that sales will accelerate, but we will still need investment in order to continue moving ahead. In 2021, we anticipate a profit from sales, but overall expenses being higher and making use of investment funding so we can accelerate growth. Historical results and cash flow are representative of our R&D phase but will not necessarily be representative of what investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital resources are the current round of Startengine funding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical for company operations. Other resources include larger investors that have shown interest separately from crowdfunding.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the company viability. Funds for the company in 2020 will consist of investments and income from sales, which have started.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the COMPANY is successful in raising the minimum funding goal, it will be able to operate for 3 months.

How long will you be able to operate the company if you raise your maximum funding

goal?

If the COMPANY is successful in raising the maximum funding goal, it will be able to operate for six to nine months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Anticipated future capital raises include Reg A+ funding by late summer of 2020.

In addition, we are seriously engaged with meeting funders in Europe for investment in the EU subsidiary.

Indebtedness

- **Creditor:** Rabobank
  Amount Owed: $56,135.00
  Interest Rate: 20.0%
  Maturity Date: December 31, 2026
  Flower Turbines BV, won an innovation loan from Rabobank in the Netherlands. 50,000 Euros, 5 years,half of it is no interest, half is free for 2 years, 20% after that.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $26,017,770.00

Valuation Details:

The Company created its valuation internally based on evaluations of multiple factors including: financial model regarding growth and projections, evaluation of comparable companies at similar stages, a valaution of our IP assets, and an industry multiple.

IRR on Flower Turbines financial projections. The financial model is heavy investment in the coming first year with negative cash flow in spite of sales in the year starting April 1, 2020, with the shortfall being made up by investment. This negative result from investment in hiring people and preparing manufacturing and distribution before either is fully productive and before manufacturing costs have come down. The result of this investment is increasing sales and margins in year 2, in which net income

increases and the company becomes substantially profitable in year 2. Our calculations based on these assumptions lead to a projected income of 3,492,000 and IRR in year 2 of 229%. We believe that a product with the potential for such high growth and increasing IRR over time should command a premium in spite of the risks of investing in an early-stage company. The quickly increasing income is based on the following reasoning:

A. Since Flower Turbines has solved the technical issues that have prevented small wind from growing like solar, it will have a high growth just as solar did, and the company can piggyback on the worldwide network of solar distributors and resellers, as this is a related product.

B. Unlike solar panels, Flower Turbines has the technology, patents, and copyrights that can exclude competitors.

C. Customer discovery interviews over several continents reveal a pent-up demand for a small wind solution with little serious competition.

D. Initial customer interest in seeing how initial turbines perform will lead to exponential growth, because the cluster effect will enable corporations, government, and even residential homeowners to buy an average of 5-20 turbines per project instead of one at a time.

E. Flower Turbines has entered into the high growth area of on-grid and off-grid charging for bikes and have acquired and are improving on a product line that already has substantial sales and existing customers in Europe. This is a high growth area. Some companies in the car charging market are growing by several hundred percent per year, and Flower Turbines can expect a similar growth rate for electric bikes and scooters in the major markets of Europe and the US. So this part of the projection is based on current data of the product line combined with actual current growth rates of the electric vehicle charging industry that can be seen publicly.

If we assume that a high growth technology company with patent protection can attain a P/E ratio of 100, then the value of the company at the end of year 2 would be $350,000,000. We applied a 10x discount to determine a current value of $35,000,000. To this, we applied a risk discount of approximately 40%.

Market Potential

The market potential was calculated according to the amount of building stock that consists of potential customers. In the US, we used the following sources to estimate the number of commercial buildings:

Commercial buildings:

https://www.eia.gov/consumption/commercial/reports/2012/buildstock/

5.6 million

The CBECS includes buildings greater than 1,000 square feet that devote more than half of their floor space to activity that is not residential, manufacturing, industrial, or agricultural.

Statistical abstract of US 2012:

10 million of >20 units of an apartment building

https://www.census.gov/prod/2011pubs/12statab/construct.pdf

Table 1006 gives energy sources

https://nces.ed.gov/fastfacts/display.asp?id=84

There are 140,000 schools—public and private

US government buildings: 306,000

https://www.cato.org/blog/selling-federal-government-buildings

http://www.latimes.com/politics/la-pol-ca-jeff-denham-government-property-bill-20160303-story.html

770,000 empty buildings

https://ogs.ny.gov/BU/BA/Directory.asp shows 35 state-owned and managed buildings in NY.

Cities and counties: https://www.quora.com/How-many-towns-counties-and-cities-are-in-the-USA

20,000 incorporated places in the US.

http://www.aha.org/research/rc/stat-studies/fast-facts.shtml

5500 registered US hospitals. Many have multiple buildings.

We then calculated the number of these corporate customers in windy areas of the US and averaged the general purchase number at 10 turbines and how much they would pay for them. We found a potential market of real estate owners as above to be $225 billion.

We followed the same methodology for the EU commercial and US and EU residential markets, added on the likely sizes of markets in other countries including China, where the government recently issued a directive to encourage small wind turbines and found a potential market size of over $1 trillion for Flower Turbines.

Intellectual Property Evaluation

There are several approaches to valuation.

One is based on the actual value and market for patents. So we used a tool offered by the Danish Patent Organization at http://www.ip-tradeportal.com/valuation/ip-evaluation.aspx

We evaluated the worth of the patents according to their questions. In all cases, the patents had scores in the higher ranges of value. This process does not give a particular value, however, there are some patents for sale on that website, and one can see how our multiple patent company has much more to offer than those listed. That is an important point about Flower Turbines. It has a patent portfolio, with more to come in the next few years.

This single patent is offered for $10 million. https://ip-marketplace.org/listings/patent/vertical-axis-channel-turbines/

Flower Turbines also has the turbine designs registered as copyrights. We have appended an evaluation of that one as well. By way of comparison, the following turbine design is offered for $10 million: https://ip-marketplace.org/listings/design/turbines/

With 5 major patents, putting just the patents and designs together one by one, the company value should be $60 million.

There is an additional value in having a suite of related patents. Here, the suite of patents provides several levels of protection: on the turbine itself, the turbine in a group, and the turbines on rooftops. Intended future patents will strengthen the value of the individual patents as part of a suite.

That suite enables a new approach to the industry of small turbines.

Use of Proceeds

If we raise the Target Offering Amount of $9,990.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  These funds will be used to support immediate operations of the business including salaries and product development.

If we raise the over allotment amount of $920,340.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*

20.0%
Approximately $50,000.00 will be used to support the US Team operations including salaries, product development and other related operations costs.

- *Company Employment*
  20.0%
  Approximately $50,000.00 will be used to support the subsidiary company, Flower Turbines EV, Netherlands business and employees including salaries.

- *Research & Development*
  28.5%
  We will use a portion of the funds to finish engineering and tooling work in addition to testing and development.

- *Inventory*
  28.0%
  We will use a portion of funds for manufacturing and fulfilling orders.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.flowerturbines.com (https://flowerturbines.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flower-turbines-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Flower Turbines, Inc.

[See attached]

Flower Turbines, Inc.
A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report
December 31, 2019 and 2018

Flower Turbines, Inc.

TABLE OF CONTENTS



To the Board of Directors
Flower Turbines, Inc.
Lawrence, New York

INDEPENDENT AUDITOR'S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Flower Turbines, Inc. and subsidiary (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018 and the related statements of operations and comprehensive income/(loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Flower Turbines, Inc. as of December 31, 2019 and 2018 and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $538,344 and $133,583 for the years ended December 31, 2019 and 2018, respectively, and has negative cash flows from operations for the years ended December 31, 2019 and 2018, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 13, 2020

FLOWER TURBINES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 266,596	$ 74,764
Prepaid expenses	21,827	780
Offering costs	-	19,487
Other assets	2,694	-
Due from officer - related party	2,171	-
Funds held in escrow	90,939	18,247
Total Current Assets	384,227	113,278
Non-Current Assets:		
Property and equipment, net	2,154	-
Total Non-Current Assets	2,154	-
TOTAL ASSETS	$ 386,381	$ 113,278
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 29,945	$ 10,346
Deferred revenue	6,447	-
Accrued expenses	1,725	-
Total Current Liabilities	38,117	10,346
Long-Term Liabilities:		
Notes payable	56,135	-
Total Long-Term Liabilities	56,135	-
Total Liabilities	94,252	10,346
Members' Equity: 1,000,000 membership units authorized, 0 and 773,286 membership units issued and outstanding, as of December 31, 2019 and 2018, respectively.	-	102,932
Stockholders' Equity:		
Common stock, $0.0001 par, 2,500,000 shares authorized, 856,956 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	86	-
Additional paid-in capital	1,569,175	-
Accumulated deficit	(1,268,826)	-
Accumulated other comprehensive loss	(922)	-
Stockholders' equity before noncontrolling interest	299,513	-
Equity attributable to noncontrolling interest	(7,384)	-
Total Stockholders' Equity	292,129	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 386,381	$ 113,278

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General & administrative	403,788	75,921
Sales & marketing	118,530	57,662
Research and development	23,229	-
Total Operating Expenses	545,547	133,583
Loss from operations	(545,547)	(133,583)
Other Income/(Expense):		
Interest expense	(1,523)	-
Total Other Income/(Expense)	(1,523)	-
Provision for income taxes	-	-
Net loss	(547,070)	(133,583)
Less: net loss attributable to noncontrolling interest	8,726	-
Net loss attributable to Flower Turbines, Inc.	(538,344)	(133,583)
Foreign currency translation loss	(922)	-
Other comprehensive loss	$ (539,266)	$ (133,583)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2019 and 2018

	Members' Equity		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Membership Units	Members' Equity	Number of Shares	Amount				
Balance at January 1, 2018	750,000	$ (10,191)	-	$ -	$ -	$ -	$ -	$ -
Contributions	-	14,850	-	-	-	-	-	-
Distributions	-	(1,000)	-	-	-	-	-	-
Issuance of membership units - Regulation CF	23,286	232,856	-	-	-	-	-	-
Net loss	-	(133,583)	-	-	-	-	-	-
Balance at December 31, 2018	773,286	102,932	-	-	-	-	-	-
Issuance of membership units - Regulation CF	83,670	836,697	-	-	-	-	-	-
Offering costs	(116,421)	-	-	-	-	-	-	
Conversion to corporation	(856,956)	(823,208)	856,956	86	1,553,604	(730,482)	-	823,208
Capital contribution of minority investors	-	-	-	-	15,571	-	-	15,571
Net loss	-	-	-	-	-	(538,344)	(922)	(539,266)
Balance at December 31, 2019	-	$ -	856,956	$ 86	$ 1,569,175	$ (1,268,826)	$ (922)	$ 299,513

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net loss	$ (538,344)	$ (133,583)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	74	-
Loss attributable to noncontrolling interest	(8,726)	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(21,047)	(780)
(Increase)/Decrease in other assets	(2,694)	-
Increase/(Decrease) in accounts payable	19,599	(869)
Increase/(Decrease) in accrued expenses	1,725	-
Increase/(Decrease) in deferred revenue	6,448	-
Net Cash Used In Operating Activities	(542,965)	(135,232)
Cash Flows From Investing Activities		
Proceeds from/(purchase of) property of equipment	(2,229)	-
Net Cash Used In Investing Activities	(2,229)	-
Cash Flows From Financing Activities		
Proceeds from capital contributions	-	14,850
Distributions	-	(1,000)
Proceeds from notes payable	56,135	-
Advances to related party	(2,171)	-
Proceeds from issuance of member units	764,005	214,609
Capital contribution of minority investors	16,913	-
Offering costs	(96,934)	(19,487)
Net Cash Provided By Financing Activities	737,948	208,972
Cash effects of foreign currency translation loss	(922)	-
Net Change In Cash	191,832	73,740
Cash at Beginning of Period	74,764	1,024
Cash at End of Period	$ 266,596	$ 74,764
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 1,523	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

-6-

FLOWER TURBINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Flower Turbines, Inc. and subsidiary (collectively the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a New York limited liability company on September 25, 2013 under the name Flower Turbines, LLC. The LLC converted to a Delaware corporation on December 26, 2019. The Company develops unique designs for wind turbines. On March 27, 2019 Flower Turbines B.V. (the "Subsidiary") was formed in the Netherlands. Flower Turbines B.V. is a majority owned subsidiary (92%) of the Company and was formed for the sale, installation, and development of sustainable energy solutions inside and outside of the Netherlands and the northern region of Europe.

As of December 31, 2019, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of development activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Flower Turbines, Inc., along with its majority owned subsidiary, Flower Turbines B.V. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Noncontrolling Interests

Noncontrolling interests represents minority owners' share of net income or losses and equity in the Company's majority-owned consolidated subsidiary.

FLOWER TURBINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Subscription Receivable

The Company records unit issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (5 years). The Company's property and equipment is assessed annually for indications of impairment. The Company's property and equipment are recorded at cost of $2,229 and are presented net of accumulated depreciation of $74 as of December 31, 2019. Depreciation expense of $74 was recorded for the year ended December 31, 2019.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering. Deferred offerings costs of $0 and $19,487 are capitalized to the balance sheet as of December 31, 2019 and 2018, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2019 and 2018, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition

The Company is in the development stage and has yet to realize revenues from operations. Once the Company has commenced operations, it will recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

Research and Development

The Company expenses research and development costs when incurred.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until December 26, 2019, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the December 26, 2019 conversion to a corporation, the Company was taxed as a corporation. The Company has a net operating loss carryforward of $0 as of December 31, 2019 The Company used its estimated combined effective tax rate of approximately 26% from Federal and New York tax rates to derive a net deferred tax asset of $0 as of December 31, 2019. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and state income tax returns. The 2019 tax returns have not yet been filed as of the issuance of these consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company's U.S. operations. The functional currency for the Subsidiary is its local currency. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At December 31, 2019, the foreign currency translation loss was $922.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits since inception, has sustained net losses of $538,344 and $133,583 for the years ended December 31, 2019 and 2018, respectively, and has negative cash flows from operations for the years ended December 31, 2019 and 2018, respectively.

FLOWER TURBINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy it liquidity needs through a Regulation Crowdfunding offering in 2020 and has commenced taking deposits on orders of its products during 2019 to fund operations. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS'/STOCKHOLDERS' EQUITY

Capital Structure

The Company was originally incorporated as a New York limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests in the LLC. Upon conversion to a Delaware corporation in December 2019, the Company authorized 2,500,000 shares of common stock at $0.0001 par value. As of December 31, 2019, 856,956 shares of common stock were issued and outstanding.

Stock and Membership Units

In 2019, the Company had raised $836,697 through issuance of its membership units pursuant to an offering under Regulation Crowdfunding, where 83,670 units were issued at $10.00 per unit. In 2018, the Company had raised $232,856 through issuance of its membership units pursuant to an offering under Regulation Crowdfunding, where 23,286 units were issued at $10.00 per unit. As of December 31, 2019 and 2018, there was $90,939 and $18,247 of funds held in escrow, respectively, related to these issuances.

Flower Turbines B.V. also received $15,571 of capital contributions during 2019.

The founding member and manager contributed $0 and $14,850 and was distributed $0 and $1,000 during the years ended December 31, 2019 and 2018, respectively.

In 2018, the Company increased the number of authorized units from 750,000 to 1,000,000. As of December 31, 2018, the Company had 773,286 membership units issued and outstanding.

NOTE 5: OPERATING LEASES

Effective July 2017, the Company entered into a lease agreement for a car. The lease term commenced July 2017 and is scheduled to expire after 60 months, in June 2022. Monthly lease obligations under the lease are $271 per month.

The Company entered into a lease agreement for office space. The lease term commenced November 1, 2019 and expires on October 31, 2020. Monthly lease obligations under the lease are

$1,039 per month. Lease expense for the years ended December 31, 2019 and 2018 totaled $5,330 and $3,252, respectively.

Future minimum lease payments under the Company's outstanding leases are as follows as of December 31, 2019:

2020	$	13,642
2021		3,252
2022		1,626
	$	18,520

NOTE 6: RELATED PARTY TRANSACTIONS

During 2019, the Company advanced funds to the founder of the Company. As of December 31, 2019, the balance due from the stockholder under the arrangement was $2,171. The advance bears no interest and has no maturity date. The founder of the Company was paid $50,000 for consultant services for the year ended December 31, 2019.

NOTE 7: LOANS PAYABLE

On November 4, 2019 the Subsidiary entered into a loan agreement with a bank for total principal of $56,134. Loan A is for principal of $28,068 and bears interest at 7.5%. The loan requires monthly interest payments for 84 months with a final balloon payment on the maturity date. Loan B is for principal of $28,067, bears interest at a 7.5% fixed rate. The loan requires interest only payments for the first 24 months, followed by principal and interest payments of $468 for the next 60 months, followed by a balloon payment on the last day of the loans. Loans A and B are unsecured. Interest expense for these loans totaled $677 and $0 the years ending December 31, 2019 and 2018, respectively. Total unpaid principal balance was $56,135 and $0 as of December 31, 2019 and 2018, respectively.

Future minimum principal payments under the loans are as follows as of December 31:

2020	$	-
2021		-
2022		3,676
2023		3,962
2024		4,269
Thereafter		44,228
Total	$	56,135

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including

interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Crowdfunding Campaign

In 2020, the Company initiated a Regulation CF crowdfunding campaign. As of April 13, 2020, $220,980 has been raised.

Management's Evaluation

The Company has evaluated subsequent events through April 13, 2020, the date the consolidated financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]




Flower Turbines
Innovative Small Wind Turbines





⊙ Website   ⊙ Lawrence, NY   [BUSINESS TO BUSINESS]   [ENVIRONMENT]

Flower Turbines has created sleek, innovative, and efficient small wind turbines
—with the goal to make those turbines the foundation of a large global
renewable energy company.

$712,410 raised ⓘ

1,069 Investors	**$26M** Valuation
$30.00 Price per Share	**$300.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$920K Offering Max	**Reg CF** Offering

INVEST NOW

⚡ This Offering is eligible
for the StartEngine
Owner's 10% Bonus

*This Reg CF offering is made available
through StartEngine Capital, LLC.*

Overview   Team   Terms   Updates ⁸²   Comments   ♡ Follow

Reasons to Invest

- Recently raised $1M+ through our oversubscribed StartEngine campaign

- Our small wind turbines increase productivity by 20-50% when positioned close together

- Strong IP portfolio with 4 patents granted in multiple countries

Bonus Rewards

Get rewarded for investing
more into Flower Turbines

$300+
Investment

**StartEngine
Owner's Bonus**

This offering is eligible for the
StartEngine Owner's 10% Bonus
program. For details on this progra
please see the Offering Summary
section below.

" Beauty combined with aerodynamic





innovations that change the market for small wind."

THE PROBLEM

Until now, the small wind sector of the renewable energy market has lagged beyond solar

We believe there are two major problems preventing the small wind sector from heading toward the trillion-dollar mark.

1. Typically, low noise and high efficiency do not go together as most small wind solutions have to compromise on one of these two fronts.

2. Small turbines cannot be placed close together without interfering with the wind flow. As a result, this makes them unusable for most areas where people live and work.

Additionally, there can be problems including the safety of birds, physical appearance, and cost-effectiveness of existing turbines. The aerodynamic interference of one turbine with another means they have to be widely spread, resulting in lower cost-effectiveness in settings where most people live and work.

Until now in our view, smaller wind turbines have not provided a viable solution.

Join Us to Revolutionize the Small Wind Industry
Why isn't small wind as widespread as solar?
Aerodynamic Problems in the Past
Low noise = low efficiency →
Turbines close together interfere →

$2,500+
Investment

Investor Webinars

Invest $2,500+ and receive access quarterly investor webinars where will discuss current and future init for Flower Turbines.

$5,000+
Investment

Factory Tour

Invest $5,000+ and you will be put drawing for round-trip tickets for t the Netherlands, where you will h opportunity to tour our office and partners. Economy tickets during peak season.

An entirely new type of small turbine

Flower Turbines has addressed the problems of the past with technology improvements. The turbines have less turbulence, more efficiency, and work together in a way that no one thought vertical axis drag-type turbines could. We are also disrupting the market by combining them with a beautiful design that makes people proud to own them.

Flower Turbines feature a cluster effect that causes one turbine to make its neighbor perform better. One turbine makes its neighbor perform 20-50% better at the right —enabling a better solution: slightly more cost-effective than solar in a windy area, but hugely more productive per square foot.

Flower Turbines Compares Favorably to Solar in Windy Areas

	Solar	Flower Turbines
Number of kilowatts	20	20
Space in square meters (example: 10 story apt. building)	148.7	90
Cost of system with 30% Federal tax subsidy	$48,980	$70,000
Value of electricity per year	$4381	$8992
Payback period (years)	11.24	7.78
Revenue per square meter	$29	$100 344% Higher

This is a huge advantage for Flower Turbines in places where space is limited—close to people, buildings, and parking lots. And it accompanies solar beautifully, because using both together means energy during more of a daily and seasonal cycle, thereby saving on costly battery storage.





Mini Model:
1 meter

Residential Model:
2.8 meters

Large Model:
6 meters

*This image is an example of one of our models.

Small turbines are projected to hit a CAGR of almost 10% over the next five years

Expected revenue from the small turbine sector is projected to reach $400M in 2024, growing 42.5% in just five years. This level of expedited growth is occurring without our product having entered the mass market.

We believe our technological improvements to small wind will eliminate some of the past barriers in the industry, allowing us to contribute to further market growth. With these changes, we think that small wind can grow on a similar trajectory as solar.

Additionally, Solar PV experienced large growth while being in the public domain. But only Flower Turbines can produce a Tulip thanks to our Intellectual Property.

Bloomberg predicts that wind and solar will power half the world's grid by 2050 and receive $9 trillion of investment. We hope Flower Turbines will be part of that. Additionally, Flower Turbines is entering the exciting market of electric charging, one of the top trends in clean tech.

Small Turbine Sector 2024 Projected Market



USD $400M

OUR TRACTION

Our "cluster effect" has demonstrated success

In our decade of development we have had success in pitching our design and product to investors and accelerators all over — we were one of the 3% chosen to participate in Dreamit Venture's first Urbantech Accelerator, we were among the winners of the US-China Innovation Forum contest, and were chosen by PortXL Rotterdam as one of the 20 companies out of 1000 for investment.

We have demonstrated the successful execution of the benefits of our 'cluster effect' and recently started the manufacturing. In addition to this, our achievements speak for the power of our technology.

- Won an innovation loan from Rabobank, a vote of confidence from a top bank in Europe
- Acquired and developed a product line of wind-powered electric bike charging stations
- Set up a manufacturing supply chain close to our entry market for the EU
- Won a national competition in the Netherlands, whereby a city is paid to buy one of our turbines
- Chosen as one of the top 45 inventions in the history of Israel (the technology was developed there before incorporation in the US)
- Set up our own small wind tunnel and research facility at RDM, Rotterdam
- Won contracts and a tender in the Netherlands.







WHAT WE DO

Building a great global wind technology company

The last round of funding enabled us to develop our team and high-quality supply chain in the EU, with mostly Dutch manufacturing. With more sales confirmed and in process, we are even in the planning process to showcase sustainability for Eurovision, which is in Rotterdam this year. With this next round of funding, we'll be concentrating on expansion particularly in the NorthEast region of the US.

We're excited to announce that Flower Turbines is now in the market of electric vehicle on-grid and off-grid charging for bikes and devices with our acquisition of a company's product line. We see this as one of our large future markets in addition to selling the turbines for grid electricity. We bought a product line that had already been reporting sales. We'll be using our turbines for these charging stations and bringing them to North America soon!

We also believe in our part in saving the planet by creating technological improvements that will make our products useful choices. Our goal is to provide 5% of electric power in most major markets within 20 years.



*Images are computer generated demo versions. Product is still currently under development.

THE BUSINESS MODEL

Creating the future of small wind farms

Our technology enables a new model in small wind. The fact that we can cluster the turbines means a small wind farm sales model, which is cheaper for the customer. Now a mall or school building can have 100 turbines on their roofs or in their parking lots—the same on a lesser scale with residences.

As Flower Turbines grows, it will sell not just turbines, but also electricity. We believe, from our own assessment, the US commercial market alone is a total potential market of $225 billion and the residential market is another total potential market of $50 billion.

We have also diversified our revenue generation through our recent acquisition of an electric bicycle charging product line. We recently finalized this acquisition and are in the process of merging it into our existing business.





*Images are computer generated demo versions.

HOW WE ARE DIFFERENT

We make small wind turbines with a mass production and installation model

An indication of the efficiency of our Flower Turbines are that they are able to begin generating electricity at a wind speed of just 1.2 m/s (industry standard is 3 m/s). This conclusion is based on testing data in a low wind environment.

If you were to place our turbines next to the average competitor with 3 m/s wind, the Tulip will already be producing 30 Watts of electricity as the competition is first beginning to rotate.

Our 'cluster effect' is also one of our key advantages, as it allows us to scale wind farms and enter urban markets with tight spaces.

The carefully crafted design of the Tulip is so aerodynamically efficient, it is actually able to take the wind entering the turbine, reverse its' direction and point toward the second blade at a higher speed than the initial wind outside.

In these illustrations below, red is highest velocity, blue is lowest, wind comes from the left, and this is a horizontal slice through the middle of the turbine with the shaft in the middle. Note that as the wind enters the turbine and reverses direction in order to hit the second blade as well (call it two for the price of one!), the illustration reaches "red" speed in the middle. The higher the effective speed when the wind hits the blades, the more energy the turbine produces.



Velocity in Stn Frame
Contour 1
1.572e+01
1.485e+01
1.398e+01
1.310e+01
1.136e+01
1.048e+01
9.609e+00
8.736e+00
7.862e+00
6.989e+00
6.115e+00
5.241e+00
4.368e+00
3.494e+00
2.621e+00
1.747e+00
8.736e-01
0.000e+00
[m s^-1]
ANSYS
R19.2
Academic
0
1.000
2.000 (m)
0.500
1.500
Y
X

Pictured below is Dr. Farb at a contract signing after Flower Turbines won a tender from a city in the Netherlands



*This video contains images of a working demo model of our product.

THE VISION

Building a Great Company With Environmental Responsibility

We believe in our part in saving the planet, not by asking for subsidies, but by creating technological improvements that will make our products useful choices. Our goal is to provide 5% of electric power in most major markets within 20 years. That is a significant goal and a significant impact on the planet.

Fulfilling our business plan requires an up-front investment, but we believe that the quality of our products and demand for more will result in potential growth once people become acquainted with first installations.













*Images are computer generated demo versions.

OUR TEAM

Veterans of renewable energy and project management devoted to changing the landscape of clean energy

Our founder and CEO, Dr. Daniel Farb, has degrees in business, science, and literature. He won awards for renewable energy technology and is completely focused on the success of Flower Turbines.

Working under Dr. Farb is a team of project managers, professors, and engineers with decades of expertise in design, startups, wind energy, electronics, and sustainability.

WHY INVEST

Help change the landscape of sustainability forever

Our first $1 million enabled Flower Turbines to expand patents and engineering and begin with manufacturing several sizes and versions, to expand its product line to the fast-growing segment of electric vehicle charging, and to develop a critical team mass in the European market. With your help, this second funding round will allow us to move into profitable operations, fulfill initial contracts, and develop a critical mass in the US market.



Additional Videos:

Dr. Farb, CEO, speaking at the US Congressional Office Building

Installation in South America, showing how the birds avoid the turbine

Intellectual Property Listing

One of the advantages of investing in Flower Turbines is a strong protective portfolio in multiple countries. All is owned, assigned, or licensed to Flower Turbines.

PATENTS WITH PCT NUMBERS
IB10/052334
Title: 2-Bladed Vertical Axis Turbines
EU: 10780138.3, granted, entered in:
- Switzerland/Liechtenstein
- Germany

- France
- Great Britain
- Ireland
- Italy

Australia: 2010252559, granted as 2010252559

India: 9614/CHENP/2011

US: 13/322,578, granted as 9,255,567

Israel: 216596, granted as 216596

Canada: granted as 2,800,765

IB2012/053567

Title: VARIABLE DIAMETER AND ANGLE VERTICAL AXIS TURBINE

US: 14/232,629, granted as US20140167414

China: 201280034861.0, granted as CN103649530B

Japan: 2014-519681

IL2015/050537

Title: Vertical Axis Turbine Clustering

US: 15/310,770, granted as 10330086

EU: 15796413.1

China: 201580026019.6, granted as 2019052700130810

 Brazil: 112016026981-0

IL2017/050969

Title: ROOFTOP WIND TURBINE FLOW IMPROVEMENTS

US: 16324720

China: 201780055226.3

PCT IL2019/051172

Title: Savonius Wind Turbine Ratios, not yet in national phase in PCT countries

In national phase in Argentina: P190103382

TRADEMARKS

Flower Turbines: US serial number: 86328894, EU: 018027912

Turquoise/green flower turbines logo—granted in US, Serial #number 86329027,

in EU: granted as 018028119

Flower Power, US serial number: 86349230

Bitulip: U.S. serial number: 86349235

Tritulip: U.S. serial number: 86349236)

Tulip Power: EU: 018180058, US: 88773467

Wind Tulip: EU, 018028120

Charge To Go: US, 88800033

COPYRIGHTS















All small vertical axis wind turbine components of "Eco-Art", granted with registration number VAu-1-311-252

Metallic Tulip straight middle, curved outer edge, granted with registration number VAu 1-377-424

Vertically symmetrical Tulip Turbine, granted with registration number VAu 1-377-423

Wind Tulip on a charging pole: submitted February, 2020

2011

Chosen as One of Israel's Top Technologies

The Bloomfield Museum of Science picked the Wind Tulip as one of the top 45 inventions in Israel's history.

2013

Reincorporation in USA

Opened at the Long Island High Tech Incubator at Stony Brook University

2013-2018

Patents, Engineering, Prototyping

Done in US, Israel, India, Eastern Europe, South America

March 2019

EU Subsidiary

Investment from PortXL in Rotterdam leading to successful EU headquarters and our latest market opening

June 2019

Entry into Netherlands market

We finished the PortXL incubator program with 5 signed contracts and tenders

August 2019

United States
Patent Application Publication

Cluster Effect Patent

December 2019

Oversubscribed Funding

The first round of equity crowdfunding closed at $1.07 million on Startengine with oversubscription of $200,000.

2019

Commercial Manufacturing Began

We started to manufacture blades and bases in the Netherlands and develop a European supply chain.

January 2020

Acquired product line of charging stations

We acquired a product line of wind and solar charging stattions for mobile phones and electric bikes that will be outfitted with our turbines.

March 2020

New rounds of fundraising

*Anticipated - Our second Reg CF funding begins, to be followed by Reg A+ later in the year.

April 2020

Expected Beginning of Deliveries

*Anticipated - Customers start to receive our products.

Approved in US

One of our revolutionary aerodynamic patents granted in the US. Already granted in China.

ess

SHOW MORE

Meet Our Team



Dr. Daniel Farb

Founder, CEO and Director

CEO, 2013-present, experience in renewable energy, high achiever in multiple fields, degrees in business, science, and literature, startup and corporate sales experience; 30 patents; 100 books. Flower Turbines is his primary job.

CEO of Leviathan Energy, 2008-present. The Leviathan Energy group consists of related renewable energy companies, and is on hold while the majority of his time is spent working on Flower Turbines. A strong believer in the importance of ecology and an avid hiker.

Education:

National Science Foundation Innovation Corps program (US). Completed November 2017.

Course Series: Executive's Guide to Patent Strategy, Summer, 2011 and 2012, Herzliya, Israel, taught by Finnegan law firm and the University of Haifa

1999-2001: Courses at UCLA School of

1999-2001. Courses at UCLA School of Business and Management, a program in International Trade and Commerce. Partially completed.

1997, Anderson School of Management, UCLA, Los Angeles, CA, a degree in Executive Management.

1978-1982, Boston University School of Medicine, Boston, MA. M.D., elected to Alpha Omega Alpha honors fraternity

1976-1977, Special Student in Science, Yale University, New Haven, Conn. An additional year of science courses after graduation.

1972-1976, Yale College, New Haven, Conn. B.A., English Literature, cum laude. Set an academic record in Yale's history by taking eight courses (double the average load, and including two senior research projects in English and Psychology along with science) in one semester and receiving all A's.

Work Experience:

2006-present, Founder, CEO, creator of most of the intellectual property, Leviathan Energy, a group of renewable energy companies in Israel and the US with innovations in a variety of wind, water, wave, and underwater turbines. Leviathan Energy Hydroelectric and Leviathan Energy Wind Lotus (predecessor of Flower Turbines) won the prestigious Eurogia label for its work. Two wind companies won second (Leviathan Energy Wind Lotus--an Israeli company that pre-dated Flower Turbines, and which put the first small wind turbine on the Israeli grid) and third place in the Israel Cleantech Open 2010. 2011: Small wind invention (the Tulips) featured at Bloomfield Science Museum in Jerusalem as one of Israel's top 45 technologies. Exhibit on it still present. Flower Turbines LLC was located at the Long Island High Tech Incubator at Stony Brook University in 2013. Though he works for Leviathan Energy, this has been put on hold while Flower Turbines remains his primary job.

2005-2006- Patent writer and consultant with an intellectual property law firm in Ramat Gan, Israel.

1999-2005, CEO, UniversityOfHealthcare.com, and UniversityOfBusiness.com, e-learning companies for management and healthcare training.

Dr. Farb is a thought leader in the area of renewable energy. Here is an excerpt of him speaking in the Congressional Office Building in 2015: https://youtu.be/V69ZMDa9HJk



Ed Day
Consultant Project Manager: Gov Sales and Grant Writer

Primary work: Mechanical Engineer; Grant Writer; Project Manager of federal projects over $100 million; example: Project Manager on a contract to design and build an Effluent Treatment Facility (ETF) to treat the waste generated by the DOE Richland Operations at Hanford, Washington, from the PUREX (Plutonium-Uranium Extraction) Facility; Pell Resources, 2007-present, consulting, management, and grant writing services. Bachelor of Science in Mechanical Engineering.

University of Tennessee, 1972.

*Active participation in this designated role is subject to certain milestones which the company has not yet reached. Until these milestones are reached, Ed Day participated in a part-time consulting capacity and will resume once those milestones are reached.

Contributing time since 2017.





Roy Osinga
EU Director of Flower Turbines Subsidiary

A graduate in Business Economics from Erasmus University Business School, Roy Osinga is experienced at bringing companies to market. He has broad international experience and is responsible for all commercial and operational activities for the EU region from our Rotterdam office. Roy has worked for government organizations, corporations, and tech start-ups in the field of ICT, construction, and sustainability. He is the liaison with the PortXL program, an accelerator program for companies supplying relevant technology for the maritime sector. Flower Turbines was among the 20 chosen for this program out of 1000 screened.





Anurag Purwar
Consultant Mechanical Engineer

Anurag Purwar is a Professor of Mechanical Engineering at Stony Brook University in NY and works with Dr. Farb and graduate students on wind energy and other projects. He is an expert in robotics and developed a robotics teaching kit. He has commercialized other robotics products. Drs. Purwar and Farb jointly have a patent in the area of wave energy.

Mr. Purwar works with Flower Turbines as a Consultant.





Nicolaas Brouwer
Electrical Engineer

Nicolaas Brouwer is an electrical engineer in the Rotterdam office, with a degree from The Hague University of Applied Sciences. His major function is to evaluate the electronics that go into our systems. He has worked for Royal BAM Energy Systems, Eternal Sun, and other sustainability companies. Nicolaas works full-time for Flower Turbines.





Diego Catelli
Consultant

Diego has a BA in International Affairs from the University of Groningen and did his thesis on sustainability. He provides general consulting and sales support to the Rotterdam company.





Larry Solomon
Real Estate Vertical Sales Designate*

*Active participation in this designated role is subject to certain milestones which the company has not yet reached. Until these milestones are reached, Larry Solomon participated in a part-time consulting capacity and will resume once those milestones are reached.



Judith Villegas
Administrative Assistant

Judith Villegas, a full-time Administrative Assistant in Rotterdam, attended university in the Netherlands and Spain. She did back-office and accounts work for companies like Unilever and Citibank.



Irakli Baitish
Consultant Mechanical Engineer

Ika Baitish Is a graduate of the Technion and a teacher of the engineering software Catia. He has a company, A-B Engineering, and he specializes in designing aerodynamics products for lower-cost manufacturing. Ika works with three other Technion graduates on our projects: Yury Gurevich, Mechanical

are reached.

Brought startups to market. Real estate experience. Columbia Business School 2003; Primary work: Exceed Investments, 2017 - Present, Managing Director, Commercial Business Lines, an insurtech company Exceed Investments, 2012-2017, Chief Operating Officer. UBS Wealth Management Americas, Director, Market Strategy and Analysis, 2010-2012. Barclays Wealth/Lehman Brothers, Vice President, Private Investment Management Corporate Strategy, 2007-2009. McKinsey and Company, Management Consultant, Financial Institutions Group, 2004-2006. Contributing time since 2017.

Yury Gurevich, Mechanical Engineer. specializes in 3D scanning, reverse engineering, and advanced surface design. Dima Sladkov, Mechanical Engineer. specializes in materials, tolerances and manufacturing processes. Arthur Bayzer, BS and MS in aerospace engineering, experienced with wind turbines.

Mr. Baitish works with Flower Turbines as a Consultant.









Milan Adamovich
Consultant Mechanical Engineer

Milan Adamovich has a Masters in Mechanical Engineering. Mr. Adamovich helped with the design of the different sizes of turbines and is in charge of compiling documents for CE certification of the products.

Mr. Adamovich works with Flower Turbines as a Consultant.

Beth Liu
China Investment Advisor

Beth is the managing director of QECIC and a graduate of Beijing International Trade University. Beth advises Flower Turbines on Chinese investments.



Sybren Scheffers
Supply Chain Management Intern, Rotterdam

Sybren Scheffers has nearly completed his International Business and Management program with a Minor in Supply Chain and Operations Management at The Hague University. Mr. Scheffers has been working with Flower Turbines during his senior year.

Mr. Scheffers is a part-time intern for Flower Turbines.



Offering Summary

Company : Flower Turbines, Inc.

Corporate Address : 240 Central Ave., # 1J, Lawrence, NY 11559

Offering Minimum : $9,990.00

Offering Maximum : $920,340.00

Minimum Investment Amount (per investor) : $300.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 333

Maximum Number of Shares Offered : 30,678

Price per Share : $30.00

Pre-Money Valuation : $26,017,770.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investments Incentives & Perks*

Time-based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount based:

Investor Webinars

$2,500+

Invest $2,500+ and receive access to our quarterly investor webinars where we will discuss current and future initiatives for Flower Turbines.

Factory Tour

$5,000+

Invest $5,000+ and you will be put in a drawing for round-trip tickets for two to the Netherlands, where you will have the opportunity to tour our office and factory partners. Economy tickets during non-peak season.

All bonuses and perks occur after the offering is completed. Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus information below.

The 10% Bonus for StartEngine Shareholders

Flower Turbines, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $30.00 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $3,000.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are either cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

5 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Flower Turbines has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Flower Turbines be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

What Does Our Being Among the 10 Most Fundable Companies Mean?

7 days ago

As announced, Flower Turbines was among the top 10 of 4500 companies examined by Pepperdine University for 2020.

To clarify our most recent post about being a fundable company:

Here is an explanation of what it means from a venture capital point of view: https://www.oreilly.com/library/view/funded/9781491940259/ch01.html

Please note that this award is no guarantee of future success and as our company is early stage there is always a chance we will not reach the stage of success described in our past update.

The official list of what they are looking for, and it was an extensive process that included extensive business plan type examinations, an interview, and background check, is available at http://pepperdine.edu/mfc-list (and please go to that website before Nov. 1 and give a public vote of your favorite company).

Pepperdine told us that we were the first crowdfunded company to make it on their list. This is an important milestone for the crowdfunding industry.

See us in a booklet of Ecomotion players

14 days ago

Here is a link to a booklet of companies in the Ecomotion space:
https://www.ecomotionweek.com/download-ecomotion-2020-booklet

We were winners in a national competition!

19 days ago

Pepperdine University's Business School picked the 20 Most Fundable Companies in the US for 2020 out of 4500 screened, and Flower Turbines was in the top 10 in the Gold category. You can vote for your favorites at https://bschool.pepperdine.edu/institutes-centers/institutes/peate-institute-for-entrepreneurship/most-fundable-companies/2020/.

Please pass on to your social networks. Tell them that you are proud that your good judgment to invest in Flower Turbines was confirmed by an extensive due diligence by business school professors and venture capitalists.

Being a fundable company usually means that a venture capital firm believes that the company will return at least 10 times the investment within 5 years.

Recent installation of a solar charging pole for bicycles

21 days ago





Notice of Funds Disbursement

21 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Flower Turbines has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Flower Turbines be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

National Venture Plan Competition

26 days ago

Today we made it to round 2 of the National Venture Plan Competition--top 100 startups nationally.

some of our latest projects

29 days ago

Last week the city of Rotterdam installed the 3 wind stations that we built for them, allowing them to measure which spot on the roof is the best for placing wind turbines. We also shipped charging poles to several countries, among them were two beautiful personalized versions for a city in Denmark. In the Netherlands we installed for the city of Waalwijk a solar off grid charging pole. Every day we try to contribute to the energy transition.





Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Flower Turbines offering. Here's an excerpt describing the specifics of the change:

Flower Turbines Inc extended its campaign and increased its max raise amount.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

another step in manufacturing

about 1 month ago

Today we signed an agreement for the development and manufacturing of a series of motors/generators exactly suited to our turbines' needs, and they will be made in the US! The whole area of electronics for the turbines has been a challenge for us this past year, especially with supply chain, quality, and expense issues from foreign manufacturers. After the initial and significant investment in design and tooling over the coming months (for which we will have to thank those of you reading this for investing and continuing to invest) and after production in moderate quantities, we will be able to beat the price of generator production in low-cost countries but with American quality. We are glad to add this product to our existing high quality Dutch suppliers of the metal and fiberglass works, and plan to export them to the EU.

By the way, the generators will reportedly have an efficiency of 97% in the low wind speed ranges, thereby supplementing our turbines' ability to start spinning in low winds. And they will all be built with corrosion resistance.

We are also in discussions about building the turbines themselves in the US for the North American market. Charging systems will continue to be made in the Netherlands.

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Gregory Lee 2 INVESTMENTS INVESTED 7 days ago

On average, how many kwh are produced from 1 turbine a year?

Mark Farb - Flower Turbines 6 days ago

In a good wind area, for each size, very round numbers because wind really depends on distribution and not just average, and taking into account the cluster effect: 1 meter size: 125, 3 meter size: 1000, 6 meter: 8500

STEPHEN OKONGWU SE OWNER 14 INVESTMENTS INVESTED 17 days ago

Congrats for winning Gold on the 20 Most Fundable Companies in the US for the year 2020! Truly great accomplishments for Flower Turbines, which all stakeholders should be truly proud of! Regarding the next funding round which is projected to be about $14M, I did like to know if you are able to provide new valuation range for Flower Turbines considering current valuation is at about $26M? Thanks for all the great job that the Flower Turbines team is doing.

Mark Farb - Flower Turbines 17 days ago

First,thanks. Second, I'm not sure I can answer your question for compliance resaons. To me it is perfectly reasonable to ask. Our lawyer said we can only say the amount for now.

Jake Brown SE OWNER 4 INVESTMENTS 20 days ago

Hello, thank you for your time. May I have some help in understanding how many funding rounds y'all have had to date? So far, please.

Mark Farb - Flower Turbines 19 days ago

1. Friends and family (mostly me as founder).
2. Start Engine CF Round finished Dec. 2019
3. Current Startengine round

James Robinson 5 INVESTMENTS INVESTED 21 days ago

Hi,
I am looking to invest in your Flower turbines venture but I'm a little confused by recent posts of yours, as follows:
in the post 'Charging orders wrapped and ready to be delivered' the first photo shows a Solar panel charging pole;
in the post 'some of our latest projects' I can see a Solar panel charging pole and no indication in the photos of a Flower turbine; and
in the latest post 'Recent installation of a solar charging pole for bicycles' I again see a charging pole topped by a solar panel and no Flower turbine in sight.
Could you please advise how much of your current business - contracts, revenue, or resources, etc - is involved with Flower turbines versus a focus on "Charging poles" with Solar panels on top, and whether there is something unique (patented?) that you bring to the "Charging poles" business beyond the source of the renewable power.
Thank you.

Mark Farb - Flower Turbines 20 days ago

So, if you look back at one of the earlier posts, we showed the pipelines for each separately, and they are each around $300,000. We are running into some supply bottlenecks with the turbines largely due to covid whereas the poles business has the supply chain completely worked out, so we are concentrating on both, but expect quicker results from the charging

business. The biggest long term revenue maker will be the turbines.

I mentioned earlier that part of our supply chain issue was with generators/motors, and we have that in the process of being solved by signing a contract for development and production of them in the US. That process has already begun.

So our protection so far with the poles is quality work and a quality supply chain and possibly copyrights. And of course, where we include a wind turbine, our IP for the wind turbine. We are actively involved in planning more IP--both patents and know how--for the poles. We can't specify until it's already protected.

As for our business model for the charging, which is also an advantage, I don't want to comment in public because you never know who is taking a look at what we do.

Khalil Richards `SE OWNER` `2 INVESTMENTS` a month ago
do you have patents on the turbine design?

> **Mark Farb** - **Flower Turbines** a month ago
> Copyrights on the design and patents on the aerodynamics. Some are specified above.

Ithai Kenan `SE OWNER` `7 INVESTMENTS` `INVESTED` a month ago
Hi,

Are you planning to design larger models than the 6M? What are the constraints regarding larger sizes?

And as a follow up questions, can the larger models (6m or larger) compete with the more traditional looking wind turbines when in it comes to large, utility-scale wind farms?

Thank in advance and best of luck!

> **Mark Farb** - **Flower Turbines** a month ago
> We currently don't plan to go above the 6 meter size, although we could. Only if we got an order for them. Remember that our target market (which is $1 trillion worldwide) is locations close to buildings and people for use of the electricity near where it is created. We are competitive against the price the customer pays the utility but cannot compete with the cost-effectiveness of the large wind farms. But the costs of getting the electricity from the wind farm to you are the biggest part of the real cost of that energy. I firmly believe we need both. You would not want to live near a large wind farm because of the noise, flicker, etc. I believe we are the most competitive for what we do, which is to increase efficiency and good uses of relatively small spaces while making turbines you can live next to.

Neil Fraser `SE OWNER` `23 INVESTMENTS` `INVESTED` a month ago
I added a some more shares as the max raise just increased! Flower Turbines has great momentum going in the business and the raise.

> **Mark Farb** - **Flower Turbines** a month ago
> So nice to have loyal members like you on our "team".

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIDEO 1: Flower Turbines at taping of radio show Passage to Profit

'Daniel Farb, you have 2 minutes. Go!"

Thank you, Elizabeth. I'm going to help them get the pot of gold, and the way I'm going to do it is that I'm the founder and CEO of Flower Turbines. We're addressing the issue of why wind turbines, small wind turbines, have not become a major, $100 billion + enterprise the way that solar has, and we've solved the technological and other issues that prevent it from happening. Some of those are that we make the turbines beautiful and low noise but also at the same time we make them more efficient, and one of the ways we do it is that we make it so they start at lower wind speeds. Most turbines start at 3 meters per second wind; ours start at 1.2. Now, in addition to that, one of the big game changers here is that the turbines have a cluster effect. If you've seen the big turbines, normally they're separated by a large amount of space between each one. That's because they interfere aerodynamically with each other. Ours are so constructed that when you place them close together at the right distance, they actually make their neighbors perform better. That is a game changer. It's a game changer in terms of aerodynamic technology and it's a game changer in terms of the business model because now we can make small wind farms on rooftops, parking lots, and so forth.

VIDEO 2: Dr. Farb in US Congress on Small Wind Turbines

"Hi, I'm first going to talk about my technologies and then about policy I moved from Los Angeles to Israel 10 years ago to get into the technology world. I moved back to the United States 2 years ago to bring them to market. I got interested in renewable energy and decided I wanted to make game-changing innovations that would save the planet. So far I've filed around 30 patents in different areas. I'd first like to tell you a little bit about them. They're somewhat related by being influenced by a discipline called Computational Fluid Dynamics. That sounds like a mouthful, but I'm going to make it really easy for you. Imagine that there's wind blowing at 1 meter per second, The relationship between power output and velocity, power is related to the velocity cubed, so that's 1x1x1, one light bulb. If you increase that velocity to 2 meters per second, then you get 2x2x2, which is 8 light bulbs just by increasing the velocity by 1 meter per second. So you take that, and then on top of it, let's say you apply it to water, you multiply it by 1000 because of the density of water as opposed to the wind. So we work with this kind of enhancement of power and make geometries that cause the speed to be higher at the point where it hits the blades, and now let's see how some of it applies. We make small wind Tulips for flat roofs. Now they're beautiful—that's why we call them Tulips—they're quiet and have low vibration, but there are 2 major impacts on the cost of energy, and those are (1) that they start at a lower speed than other turbines, and (2) this is what I call more zoom in less room. There's a cluster effect. They're designed in such a way—and this is one of the patent-pending things that I have—if you place them at the right distance next to each other, one improves its neighbor by 20%. Most wind turbines you need to separate far away. Now, this is the game-changer because if you were to imagine where the solar industry would be if you had to put one panel on one end of a roof and one panel on another end of a roof and nothing in between. So this opens the capability to make rooftop wind farms."

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